UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pinnacle Airlines Corp.

File No. 1-31898 - CF#26061

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Pinnacle Airlines Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2010, as amended April 25, 2011.

Based on representations by Pinnacle Airlines Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.79	through June 30, 2014
Exhibit 10.80	through December 31, 2017
Exhibit 10.81	through February 1, 2019
Exhibit 10.82	through July 1, 2020
Exhibit 10.83	through May 1, 2012
Exhibit 10.84	through July 15, 2015
Exhibit 10.85	through July 15, 2015
Exhibit 10.86	through July 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief